Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR

FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

DENISON MINES ANNOUNCES CAD$10 MILLION BOUGHT DEAL

OFFERING OF FLOW-THROUGH COMMON SHARES

Toronto, ON – May 3, 2016 Denison Mines Corp. (“Denison” or the “Company”) (TSX:DML)(NYSE MKT:DNN) is pleased to announce that it has entered into an agreement with Dundee Securities Ltd. and TD Securities Inc., as co-lead underwriters and joint bookrunner, on behalf of a syndicate of underwriters including Cantor Fitzgerald Canada Corporation and Raymond James Ltd. (together, the “Underwriters”), under which the Underwriters have agreed to purchase, on a “bought deal” private placement basis, 12,200,000 flow-through common shares of the Company (the “Flow-Through Shares”) at a price of CAD$0.82 per Flow-Through Share (the “Issue Price”) for total gross proceeds of CAD$10,004,000 (the “Offering”). The Company has granted the Underwriters an option to offer for sale up to an additional 20% of the Flow-Through Shares, at the Issue Price, exercisable in whole or in part at any time for a period of up to 48 hours prior to the closing date. The Underwriters will seek to arrange for substituted purchasers for the Flow-Through Shares in one or more provinces of Canada.

The closing of the Offering is expected to occur on or about May 20, 2016 and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE MKT. The Flow-Through Shares issued in connection with the Offering will be subject to a statutory hold period in accordance with applicable securities legislation.

The Company intends to use the gross proceeds of the Offering for “Canadian exploration expenses” (within the meaning of the Income Tax Act (Canada)) related to the Company’s Canadian uranium mining exploration projects in Saskatchewan. The Company has also agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2016.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 350,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia. Denison has recently entered into an agreement with GoviEx Uranium Inc. (GXU: CSE) to sell its African interests, with an expected closing date in May, 2016.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the financing and the anticipated closing and use of proceeds thereof; exploration activities, plans and objectives; and the proposed sale of the Company’s African assets.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States.

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